White & Case LLP	Tel + 1 212 819 8200
1155 Avenue of the Americas	Fax + 1 212 354 8113
New York, New York 10036-2787	www.whitecase.com

Direct Dial + (212) 819-8998	nzilkha@whitecase.com
October 15, 2007
Michele M. Anderson, Esq.
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549

Re:	Coinmach Service Corp.
Preliminary Proxy Statement Schedule 14A
Filed August 7, 2007
File No. 001-32359
Dear Ms. Anderson:
     On behalf of our client, Coinmach Service Corp. (to which we refer as the “Company”), and as a follow-up to our telephone conversation with you and Mr. Zitko earlier this afternoon, we attach herewith proposed language to be added to the “Background of the Merger” beginning on page 24 of the Company’s Preliminary Proxy Statement.
     We believe that the proposed language addresses the concerns of the Staff raised during our telephone conversation today.
     Your prompt attention to this response will be greatly appreciated. If you have any questions regarding the attached or if any additional information is needed, please give me a call at (212) 819-8998.

Sincerely,
/s/ Nazim Zilkha
Nazim Zilkha

cc:	Coinmach Service Corp.
303 Sunnyside Boulevard, Suite 70
Plainview, New York 11803
Attention: Stephen R. Kerrigan

ALMATY    ANKARA      BANGKOK     BEIJING      BERLIN     BRATISLAVA      BRUSSELS     BUDAPEST     DRESDEN     DÜSSELDORF      FRANKFURT     HAMBURG    HELSINKI
HO  CHI  MINH  CITY   HONG KONG   ISTANBUL    JOHANNESBURG   LONDON   LOS ANGELES   MEXICO CITY   MIAMI   MILAN   MOSCOW   MUMBAI   MUNICH   NEW YORK
PALO ALTO     PARIS      PRAGUE     RIYADH     SAN FRANCISCO    SÃO PAULO     SHANGHAI      SINGAPORE      STOCKHOLM      TOKYO     WARSAW     WASHINGTON, DC

COINMACH SERVICE CORP.
PRELIMINARY PROXY STATEMENT
OCTOBER 15, 2007
The following changes are being made to the carry-over paragraph on page 30 of the proxy statement:
(a)	The word “further” in the beginning of the fourth line of such paragraph shall be replaced with the word “also”; and

(b)	The following language shall be inserted at the end of such paragraph:
“and would remove the minimum cash balance closing condition without decreasing its offer price of $13.55 per share. Not at any time prior to confirmation by Babcock & Brown that it would not increase its offer price of $13.55 did the Company or its financial advisors have discussions with Babcock & Brown regarding potential transaction bonuses payable to members of senior management and Mr. Chapman.”